Pepkor

Pepkor Limited, 36 Stellenberg Road, Parow Industria 7490 • PO Box 6100, Parow East 7501, South Africa
Telephone +27 21 933-5137 • Facsimile +27 21 933-5075

03 MAR 25 AM 7:21

PROCESSED
APR 10 2003
THOMSON FINANCIAL

7 March 2003

ATTENTION : RULE 12g3-2(b) **FILE NO 82-3925**

[redacted]

03007734

Securities and Exchange Commission
450 Fifth Street, N.W.
WASHINGTON D.C. 20549
United States of America

SUPPL

Dear Sirs

US ADR PROGRAM - PEPKOR LTD

Enclosed please find a copy of our interim report dated 31 December 2002, submitted to you in terms of Rule 12g3(b) under the Securities Exchange Act of 1934.

Yours faithfully

J F PIENAAR
SECRETARY

stdlet sec-pkbp

Encl

Pepkor

Making the desirable affordable

Pepkor Limited

Interim results

for the six months ended 31 December 2002


1262 stores
South Africa, Botswana,
Lesotho, Swaziland,
Namibia, Zambia,
Mozambique,
Malawi, Ghana

Pepkor's local and Australian businesses once again performed outstandingly on operational level in the six months to 31 December 2002. While the group's results benefited from some external factors such as high inflation and the disappearance of certain competitors, this did not detract from the performance produced by the three chains – Pep, Ackermans and Best & Less. Sound cost and stock management, increasing client support and the dedication of a loyal corps of employees played a key role. All three businesses, but especially Pep and Ackermans, have built a momentum over the past few years that enables them to perform consistently and sustainably.

PEP

Pep, the anchor business in the group, once again performed extremely well at operational level. Operating profit before exchange rate differences increased 68% from R109 million to R183 million. However, an exchange rate loss of R46 million (as against an exchange rate gain of R15 million in the corresponding period) restricted growth in operating profit to 11% – from R124 million to R137 million. This loss was mainly the result of the strengthening of the rand on Pep's foreign assets.

Pep performed very well in South Africa and the BLNS countries,


290 stores
South Africa, Botswana, Lesotho, Swaziland, Namibia, Mozambique


Get this low cash price on credit.
10%

and in its Africa division (Zambia, Mozambique, Malawi and Ghana) turned the loss suffered the previous year into a profit, largely as a result of the good performance of its stores in Zambia and Malawi. The chain has, however, decided to withdraw from Ghana because of distribution channel problems and the country's poor economic prospects.

Pep performed well in all its product categories, with growth on existing business in South Africa and the BLNS countries of 21%, as against an already high 16% the previous year, and the chain further increased its market share. Pep continued to open an increasing number of stores in shopping centres aimed at its target market, while the store renovation programme was accelerated in view of the large increase in turnover generated by these refurbished stores.

An advanced computer programme, which will further enhance stock management in the chain's 1 262 stores, was installed in the period under review. Although turnover increased, stockholding and stock ageing have been reduced.

ACKERMANS

Ackermans grew at an accelerated rate during the period under review, increasing its consumer support over a broad geographic front.

BEST & LESS


128 stores
Australia

Its product offering was improved in quality and variety, and aligned more precisely with the preferences of its target market. Integrity of sales information was further improved, enhancing the precision with which stock is managed.

Results surpassed all the key budgets set for the period, with operating profit 37% higher at R57,9 million. The improvement in managerial efficiency is reflected in the fact that the increase in operating profit (37%) is substantially higher than the 23% in turnover. Although inflation was undeniably a contributing factor, it remains an excellent achievement. The growing pains experienced in implementing a new distribution strategy the previous year were largely overcome, and cost management was improved in all divisions of the business.

The chain opened 13 Ackermans and 3 Hang Ten stores in the period under review and now operates a network of 290 outlets, 13 of them Hang Ten. The sharp increase in consumer support is evident from the 17,3% growth in existing business compared with 7,4% in the corresponding period. The Hang Ten stores in particular performed extremely well, thanks to the availability of a much larger product range. In the light of this success it has

been decided to open five more Hang Ten stores in the second half of the year.

In the period under review Ackermans successfully repositioned various categories of products – textiles, cellular products and ladies' wear. The chain will continue building on this success in the next six months.

BEST & LESS

The latest results achieved by Best & Less are a great improvement on those of the corresponding six months. In the period under review our Australian chain continued to consolidate its position after the dramatic turnaround brought about in the previous financial year. Management succeeded in increasing turnover by 17,8% to R1,028 billion while simultaneously improving profitability.

These results were achieved in a retail environment still dominated by the discount war waged among the large international clothing retailers in Australia. Best & Less achieved the best results with its children's wear and basic products, which are also the key focus areas of the business. In addition, it did very well with its sales of the popular Mango trademark products, having acquired the exclusive selling rights for this range in Australia last year.

Best & Less continued concluding strategic alliances with suppliers to improve stock management and bring new merchandise onto the shop floor as quickly as possible. Best & Less is also busy optimising its distribution strategy.

The company opened seven new stores and closed one in the period under review, and now operates 128 stores, almost all located in urban shopping centres.

ACQUISITION OF FASHAF

Pepkor announced on 12 December 2002 that, subject to the approval of the Competition Authorities, it had acquired most of the assets of Fashion Africa Limited (Fashaf). Fashaf had been placed in provisional liquidation at the beginning of November 2002. The final ruling of the Competition Authorities is expected early March.

Fashaf's main assets are the retail chains Dunns and Millers Shoes, which together own more than 200 stores in Southern Africa. Both operate in the clothing and footwear market and are targeted at the young, fashion-conscious consumer in the lower-income group. The product offering of these two chains complements those of the subsidiaries in the group very well.

We regard Fashaf as a business with first-class potential whose financial problems were caused mainly by insufficient working capital. The company has operated in the South African retail trade for many years and its management has sound trading expertise and comprehensive knowledge and experience of its market segment.

Fashaf will be operated as an independent business. The takeover of Fashaf is not expected to have any material effect on Pepkor's profitability in the current financial year.

Accounting policies

The interim report has been prepared in accordance with Statement AC 127: Interim Financial Reporting and the Fourth Schedule to the South African Companies Act. The accounting policies comply in all material respects with those adopted in the annual financial statements for the year ended 30 June 2002, except as outlined below.

Statement AC 133: Financial Instruments – Recognition and Measurement has been applied as from 1 July 2002 and resulted in the following changes:

- Derivatives, in the form of foreign exchange contracts, will in future be recognised at their net fair value;
- Other investments are classified as available-for-sale and disclosed at fair values;
- Unrealised profits and losses resulting from changes in the fair value of derivatives are accounted for in the income statement in the period in which they arise, while changes in the value of other investments are set off directly against reserves.

In terms of the transitional arrangements of AC 133 figures in respect of previous years are not restated, but the change in value as a result of the remeasuring of derivatives on 1 July 2002 is set off directly against reserves. On 1 July 2002 reserves were reduced by R5 million, while other current liabilities and deferred tax assets were increased by R7 million and R2 million, respectively.

Comments on the results

FINANCE EXCHANGE RATE DIFFERENCES

The group's foreign interests are financed offshore by way of rand-denominated debt. The strengthening in the value of the rand during the period under review resulted in an unrealised exchange rate loss of R95 million, while the decrease in the value of the rand in the corresponding period in the previous year resulted in an unrealised exchange rate gain of R107 million for that period.

EXCEPTIONAL ITEMS

The loss of R13 million represents the estimated cost of discontinuing Pep's operations in Ghana.

REPURCHASE OF SHARES

In terms of a resolution adopted at the company's annual general meeting on 25 October 2002, 7,6 million shares in Pepkor Ltd were purchased from share incentive trusts at 500 cents per share. Additional purchases of 2,0 million shares were made at prices ranging from 460 cents to 500 cents per share. All these shares are held as treasury shares.

Prospects

Based on the sales figures for the first six weeks of the new reporting period, the momentum built up in the first six months should be maintained in the second half of the year. Although there are many factors that may influence the market in the months ahead, the Board nevertheless expects Pepkor to report real growth for the year as a whole.

Declaration of dividend

Notice is hereby given that the Board has declared an interim dividend of 13 cents per share for the half-year to 31 December 2002. The dividend is payable on Monday, 31 March 2003.

In terms of the requirements of STRATE Thursday, 20 March 2003, will be the last day on which shares can be traded cum dividend. As from Monday, 24 March 2003, shares will be traded ex dividend. The record date is Friday, 28 March 2003.

Share certificates may not be dematerialised or rematerialised between Monday, 24 March 2003, and Friday, 28 March 2003, both dates inclusive.

By order of the Board

CH Wiese
Chairman

PJ Erasmus
Managing director

Cape Town
21 February 2003

Pepkor Limited (Registration number: 1965/007765/06)
36 Stellenberg Road, Parow Industria 7490
JSE share code: PEP ISIN: ZAE000005344

This information is also available at:

www.pepkor.co.za

Group income statement

(R'000)	**Unaudited 6 months to 31/12/02**	Unaudited 6 months to 31/12/01	Change %	12 months to 30/06/02
Turnover	**3 549 525**	2 981 071	19	6 066 438
Operating profit	**233 714**	183 090	28	335 989
Net (interest paid)/ investment income	**(155 529)**	61 402		91 764
Investment income	**12 423**	24 362		35 016
Interest paid	**(72 502)**	(70 195)		(117 855)
Exchange rate difference	**(95 450)**	107 235		174 603
Profit before exceptional items	**78 185**	244 492	(68)	427 753
Exceptional items	**(13 143)**	49 998		71 933
Amortisation of goodwill	**(2 470)**	(494)		(2 221)
Profit before taxation	**62 572**	293 996	(79)	497 465
Taxation	**59 018**	78 755	(25)	143 395
Profit after taxation	**3 554**	215 241	(98)	354 070
Outside shareholders' interest	**5 295**	5 156	3	10 092
Net (loss)/profit	**(1 741)**	210 085		343 978
Earnings per share (cents)				
– before exceptional items	**6,4**	72,4	(91)	123,8
– after exceptional items (excluding finance exchange rate difference)	**50,1**	41,5	21	69,7
– after exceptional items	**(0,8)**	94,7		155,0
– headline earnings	**6,5**	72,6	(91)	124,7
Dividend (cents per share)	**13,0**	11,0	18	24,0
Dividend cover – before finance exchange rate difference (times)	**3,9**	3,8		2,9
Number of shares for calculation of earnings per share ('000)	**218 127**	221 936		221 936

Group balance sheet

(R'000)	**Unaudited** **31/12/02**	30/06/02
Non-current assets	**991 177**	955 226
Property, plant and equipment	**500 071**	486 503
Goodwill	**94 145**	96 600
Investments	**366 212**	323 339
Deferred taxation	**30 749**	48 784
Current assets	**2 116 129**	2 017 192
Inventories	**1 367 489**	1 244 174
Accounts receivable	**49 323**	94 643
Bank balances and cash	**699 317**	678 375
Total assets	**3 107 306**	2 972 418
Ordinary shareholders' funds	**1 173 559**	1 291 415
Preference share capital	**92**	92
Outside shareholders' interest	**27 809**	23 420
Non-current liabilities	**55 605**	63 002
Long-term loans	**-**	1 202
Deferred taxation	**9 797**	17 189
Other non-current liabilities	**45 808**	44 611
Current liabilities	**1 850 241**	1 594 489
Short-term loans and bank overdrafts	**498 402**	514 376
Other current liabilities	**1 351 839**	1 080 113
Total shareholders' funds and liabilities	**3 107 306**	2 972 418

Supplementary information

(R'000)	**Unaudited 6 months to 31/12/02**	Unaudited 6 months to 31/12/01
1. Depreciation for the period	**57 670**	50 544
2. Dividends received included in investment income	**4 840**	4 456
3. Capital expenditure for the period	**102 900**	109 027
4. Calculation of headline earnings		
Net (loss)/profit	**(1 741)**	210 085
Attributable exceptional items	**13 143**	(49 998)
Amortisation of goodwill	**2 470**	494
Loss on sale and scrapping of fixed assets after taxation and outside shareholders' interest	**408**	612
	14 280	161 193

	Unaudited 31/12/02	30/06/02
5. Number of shares in issue	**212 281**	221 936
6. Net asset value per share	**552,8**	581,9
7. Investments		
Listed investments at cost less amounts written off and market value	**298 595**	292 217
Unlisted investments at cost less amounts written off and directors' valuation	**486**	7 444
Loans	**67 131**	23 678
	366 212	323 339
8. Capital commitments	**79 491**	59 337
9. Contingent liabilities	**30 000**	79 179
10. Operating lease commitments	**1 444 702**	1 435 090

Group statement of changes in shareholders' funds

(R'000)	**Unaudited 6 months to 31/12/02**	Unaudited 6 months to 31/12/01
Balance at 1 July	**1 291 415**	980 087
Acquisition of treasury shares	**(47 516)**	–
Adjustment at 1 July in terms of AC 133		
in respect of derivatives	**(4 666)**	–
Decrease in value of listed investments	**(13 768)**	–
Exchange rate adjustments	**(21 313)**	41 411
Net (loss)/profit for the period	**(1 741)**	210 085
Dividend paid	**(28 852)**	(19 974)
Balance at 31 December	**1 173 559**	1 211 609

Group cash flow statement

(R'000)	**Unaudited 6 months to 31/12/02**	Unaudited 6 months to 31/12/01
Cash flow from operations	**263 692**	589 915
Dividends paid	**(28 852)**	(19 974)
Cash retained from operations	**234 840**	569 941
Investment activities	**(196 722)**	(469 893)
Net acquisition of fixed assets	**(95 364)**	(136 499)
Other investment activities	**(101 358)**	(333 394)
Net cash flow	**38 118**	100 048
Financing activities		
– Net debt (repaid)/raised	**(17 176)**	10 577
Increase in bank balances and cash	**20 942**	110 625

Segmental analysis

(R'000)	**Unaudited 6 months to 31/12/02**	Unaudited 6 months to 31/12/01
Turnover		
Pep	**1 774 527**	1 499 360
Ackermans	**746 795**	609 156
Best & Less	**1 028 203**	872 555
	3 549 525	2 981 071
Operating profit		
Pep	**137 246**	123 535
Ackermans	**57 899**	42 219
Best & Less	**45 582**	22 236
Financing, investments and head office	**(7 013)**	(4 900)
	233 714	183 090
Geographical spread of operating profit		
South Africa	**171 406**	131 974
Rest of Africa	**16 726**	28 880
Australia	**45 582**	22 236
	233 714	183 090

Turnover (Rand million)



4 000
3 500
3 000
2 500
2 000
1 500
1 000
500
0
98
99
00
01
02

Operating profit (Rand million)



250
200
150
100
50
0
98
99
00
01
02